File No. 70-9839


                            UNITED STATES OF AMERICA
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



Application of Northeast Utilities,           ) CERTIFICATE PURSUANT TO RULE 24
The Connecticut Light and Power Company,      ) UNDER THE PUBLIC UTILITY HOLDING
Western Massachusetts Electric Company,       ) COMPANY ACT OF 1935
on Form U-1                                   )


    Pursuant to the requirements of Rules 42, 43, 44, 46(a)and 54 under the Public Utility Holding Company Act of 1935, Northeast Utilities ("NU"), a registered holding company, Western Massachusetts Electric Company ("WMECO"), an electric utility subsidiary of NU and The Connecticut Light and Power Company ("CL&P"), an electric utility subsidiary of NU, hereby files this quarterly report as required by the Securities and Exchange Commission's order authorizing the repurchase of common stock out of capital or unearned surplus from parent. (HCAR No. 35-27529, May 16, 2002, File No. 70-9839) ("Order").

    For the quarter ended September 30, 2003, the following information is reported pursuant to the Order.

1) A total capitalization calculation to include a breakdown of the common stock equity account and by percentage for each equity and debt category for the period ending for each Applicant that indicates the amount of dividends paid to NU and/or the amount of stock repurchased from NU during the quarter; total capitalization is to include all short-term debt and current maturities.

    The Connecticut Light and Power Company (CL&P)

    ---------------------------------------------------------------------------
                                                   As of September 30, 2003
    ---------------------------------------------------------------------------
                                              (Thousands of
                                              -------------
                                                 Dollars)              %
                                                 --------             ---
    Common shareholders' equity:
      Common shares                           $   60,352               2.1%
      Capital surplus, paid in                   326,453              11.6
      Retained earnings                          337,547              11.9
                                              ----------             -----
      Total common shareholders' equity          724,352              25.6
    Preferred stock                              116,200               4.1
    Long-term and short-term debt                829,647              29.4
    Rate reduction bonds                       1,153,822              40.9
                                              ----------             -----
                                              $2,824,021             100.0%
                                              ==========             =====

    A common dividend of $10,018,440.30 was declared on September 19, 2003, and was paid to NU on September 30, 2003.

    Western Massachusetts Electric Company (WMECO)

    ---------------------------------------------------------------------------
                                                   As of September 30, 2003
    ---------------------------------------------------------------------------
                                              (Thousands of
                                              -------------
                                                 Dollars)              %
                                                 --------             ---

    Common shareholders' equity:
      Common shares                              $ 10,866               2.3%
      Capital surplus, paid in                     69,500              14.5
      Retained earnings                            73,317              15.3
                                                 --------             -----
      Total common shareholders' equity           153,683              32.1
    Long-term and short-term debt                 189,277              39.6
    Rate reduction bonds                          135,383              28.3
                                                 --------             -----
                                                 $478,343             100.0%
                                                 ========             =====

    A common dividend of $10,001,365.53 was declared on September 19, 2003, and was paid to NU on September 30, 2003.

2) The current senior debt ratings of CL&P and WMECO, including a representation that such ratings are at or above investment grade.

    As of September 30, 2003, the senior secured debt ratings issued by Standard and Poor's Corporation and Moody's of CL&P are A- and A2, respectively and the senior unsecured debt ratings of WMECO are each BBB+ and A3, respectively.

3) The Utilities' cash-on-hand both during the quarter and as of the end of each quarter and a representation as to whether internal cash funds available during the quarter were sufficient to fund each company's normal business operations or had to be supplemented with borrowings from working capital facilities.

    CL&P and WMECO represent that during the quarter ended September 30, 2003, internal cash funds available during the quarter, confirmed with financing activities set forth below, were sufficient to fund each company's normal business operations.


                                                           Net cash
                           Net cash         Net cash         flows
               Cash         flows             flows        (used in)/
            beginning    provided by         used in      provided by     Cash end
            of period     operating        investing      financing       of period
            7/1/2003      activities       activities     activities      9/30/2003
            --------      ----------       ----------     ----------      ---------
                                      (Thousands of Dollars)
CL&P        $ 2,609       $ 176,183       $ (127,807)     $ (43,661)       $ 7,324
WMECO             1          13,378          (55,982)        42,604              1



                               SIGNATURE


      Pursuant to the requirements of the Public Utility Holding
Company Act of 1935, the undersigned companies have duly caused this certificate to be signed on their behalf by the undersigned thereunto duly authorized.

NORTHEAST UTILITIES
THE CONNECTICUT LIGHT AND POWER COMPANY
WESTERN MASSACHUSETTS ELECTRIC COMPANY




/s/ John P. Stack
    ------------------------------------------
    John P. Stack
    Vice President - Accounting and Controller
    Northeast Utilities
    P.O. Box 270
    Hartford, CT 06141-0270
    November 26, 2003